Exhibit 99.2

Suite 2000 - 1055 West Hastings Street, Vancouver, B.C., V6E 2E9 Canada
T: +1.604. 331.8772 Toll Free 1.877.529.8475 F: +1.604.331.8773 E: info@oromin.com W: www.oromin.com

June 11, 2013	Trading Symbol: TSX – OLE
OTC/BB – OLEPF
Website: www.oromin.com

OROMIN APPROVES ADVANCE NOTICE POLICY

Vancouver, B.C. – Oromin Explorations Ltd. (the “Company”) announced today the approval by its board of directors (the “Board”) of an advance notice policy (the “Policy”) on June 11, 2013, which Policy, among other things, includes a provision that requires advance notice to the Company in circumstances where nominations of a person or persons for election to the Board are made by shareholders of the Company other than pursuant to: (i) a requisition for a meeting made pursuant to the provisions of the Business Corporations Act (British Columbia) (the “Act”); or (ii) a shareholder proposal made pursuant to the provisions of the Act.

Among other things, the Policy fixes a deadline by which holders of record of common shares of the Company must submit director nominations to the Company prior to any annual or special general meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Company for the notice to be in proper written form. The Policy provides that the Board may, in its sole discretion, waive any requirement of the Policy.

In the case of an annual general meeting of shareholders, notice to the Company must be made not less than 30 nor more than 65 days prior to the date of the annual general meeting; provided, however, that in the event that the annual general meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual general meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement.

In the case of a general meeting (which is not also an annual general meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), notice to the Company must be made not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special general meeting was made.

The Policy is effective as of the date it was approved. The Board intends to seek shareholder ratification of the Policy at the Company’s next general meeting, to be held on July 17, 2013.

The full text of the Policy is available via SEDAR at www.sedar.com or upon request by contacting Ian Brown, Chief Financial Officer of the Company at 604-331-8772 or by e-mail at Ibrown@mine-tech.com.

To find out more about Oromin Explorations Ltd., visit www.oromin.com.

On behalf of the Board of Directors of
OROMIN EXPLORATIONS LTD.

“Chet Idziszek”
Chet Idziszek, President and CEO